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FILE NO: 75505.000008

October 12, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Lin
Staff Attorney
Office of Financial Services

Summit Financial Group, Inc.

Registration Statement on Form S-4

(Registration No. 333-213526)

Dear Mr. Lin:

As counsel to Summit Financial Group, Inc., a West Virginia corporation (the “Company”), we are transmitting herewith for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-4 (Registration No. 333-213526) (the “Registration Statement”), including certain exhibits thereto, together with the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated October 4, 2016, to Mr. H. Charles Maddy, III, President and Chief Executive Officer of the Company. Amendment No. 1 has been marked to reflect changes made to the Registration Statement filed with the Commission on September 7, 2016. Such changes have been made in response to the Staff’s comments and to update certain information.

Set forth below are the responses of the Company to the comments of the Staff. For ease of reference, each Staff comment has been reproduced in its entirety in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company. All references below in the responses of the Company to specific paragraphs, pages and captioned sections are to Amendment No. 1.

ATLANTA    AUSTIN    BANGKOK    BEIJING    BRUSSELS     CHARLOTTE    DALLAS    HOUSTON    LONDON    LOS ANGELES

McLEAN    MIAMI    NEW YORK    NORFOLK    RALEIGH    RICHMOND    SAN FRANCISCO    TOKYO    WASHINGTON

www.hunton.com

Securities and Exchange Commission

October 12, 2016

Prospectus Cover Page

1.	We note the disclosure on page 65 that the merger consideration is subject to adjustment if First Century’s total shareholders’ equity decreases. Please disclose this adjustment on the cover page. In addition, please disclose that First Century would have the right to terminate the merger agreement if Summit’s stock price falls below a certain floor, as indicated in your disclosure on page 79.

Response:

In response to the Staff’s comment, we have revised the disclosure on the prospectus cover page to further describe that the merger consideration is subject to adjustment if First Century’s total shareholders’ equity decreases and that First Century would have the right to terminate the merger agreement if Summit’s stock price falls below a certain floor.

Prospectus Cover Page

2.	We also note the disclosure on page 79 that Summit may increase the number of shares to be issued to the holders of First Century common stock. Please include footnote disclosure to the Calculation of Registration Fee table to state that in the event of a change in the exchange ratio, the additional issuance of shares would require a separate registration statement. For guidance, please refer to Securities Act Rule 413 and Securities Act Rules Compliance and Disclosure Interpretation 610.01.

Response:

In response to the Staff’s comment, we have revised the footnote disclosure on the prospectus cover page to state that in the event of a change in the exchange ratio, the additional issuance of shares would require a separate registration statement.

The Merger Agreement—Representations and Warranties, page 69

3.	On page 69 you state that the “representations and warranties of each of Summit and First Century have been made solely for the benefit of the other party, and these representations and warranties should not be relied on by any other person.” Please revise your disclosure to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws. For guidance, please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005).

Securities and Exchange Commission

October 12, 2016

Response:

In response to the Staff’s comment, we have revised the disclosure on page 69 to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.

* * * * *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the undersigned hereby acknowledges on behalf of the Company that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. Please direct any further questions or comments you may have regarding this filing to the undersigned at (214) 468-3395.

Very truly yours,

/s/ Peter G. Weinstock

Peter G. Weinstock

cc:	Ms. Jessica Livingston
Mr. H. Charles Maddy, III